August 13, 2019

Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
Portland House, Stag Place
London SW1E 5RS

       Re: Global Ship Lease, Inc.
           Form F-1 Registration Statement
           Filed August 9, 2019
           File No. 333-233198

Dear Mr. Webber:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at (202) 551-3328 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure